SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Landos Biopharma, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

515069 102

(CUSIP Number)

Christopher Garabedian

Xontogeny, LLC

240 Newbury Street, Suite 201

Boston, MA 02116

(857) 891-0017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 515069 102

1.	Names of Reporting Persons. Xontogeny, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,090,924
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,090,924
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,090,924
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 2, further amends and supplements the Schedule 13D of Xontogeny, LLC that was filed jointly on February 18, 2021 with the other reporting persons thereto, as amended by Amendment No. 1 filed on April 6, 2021.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is amended and supplemented as follows:

(a)	This Schedule 13D/A is being filed by Xontogeny, LLC (“Xontogeny” or the “Reporting Person”). Christopher Garabedian is the Chairman and Chief Executive Officer of Xontogeny.

(b)	The address of the principal business office of Xontogeny is 240 Newbury Street, Suite 201, Boston, MA 02116.

(c)	The principal business of Xontogeny is to invest in securities.

(f)	Xontogeny is a Delaware limited liability company.

Schedule A attached hereto sets forth the information regarding the executive officers of Xontogeny.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The Reporting Person acquired the shares of Common Stock set forth on this Schedule 13D and holds its shares of Common Stock for investment purposes. Christopher Garabedian and Fred Callori serve as members of the Issuer’s board of directors. Mr. Garabedian is the Chairman and Chief Executive Officer of Xontogeny. Mr. Callori is Senior Vice President at Xontogeny, LLC.

The Reporting Person expects to continuously review its investment in the Issuer and, depending on various factors including but not limited to, the price of the shares of Common Stock, the terms and conditions of the transaction, prevailing market conditions and such other considerations as the Reporting Person deems relevant, may at any time or from time to time, and subject to any required regulatory approvals, acquire additional shares of Common Stock, preferred stock or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately-negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock.

The Reporting Person also may, at any time, subject to compliance with applicable securities laws and regulatory requirements dispose or distribute some or all of its Common Stock or such other securities as it owns or may subsequently acquire depending on various factors, including but not limited to, the price of the shares, the terms and conditions of the transaction and prevailing market conditions, as well as liquidity and diversification objectives.

Consistent with its investment intent, the Reporting Person may from time to time discuss with the Issuer’s management, directors, other shareholders and others, the Issuer’s performance, business, strategic direction, capital structure, product development program, prospects and management, as well as various ways of maximizing stockholder value, which may or may not include extraordinary transactions.

A stockholder who purports to be acting on behalf of potential investors in the Issuer has approached Perceptive Advisors LLC (“Perceptive”) with offers to purchase some or all of its shares of Common Stock in a transaction that included other conditions involving the Issuer. Perceptive has indicated that it believes that the offer would include shares of Common Stock held by Xontogeny. Perceptive has also indicated that it has considered these offers in a manner consistent with its fiduciary duties to its own investors, and has rejected them, although discussions are ongoing. Perceptive has indicated that it is and currently plans to remain open to the possibility of selling all of its shares of Common Stock under the right circumstances and pursuant to terms it deems acceptable, and the Reporting Person likewise is and currently plans to remain open to the possibility of selling all of its shares of Common Stock insofar as an offer includes shares held by Xontogeny.

Except as indicated herein, the Reporting Person, as a stockholder of the Issuer, does not have any plans or proposals that relates or would result in any of the transactions or other matters specified in clauses (a) though (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider its or his position and/or change its or his purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)

The information set forth in rows 11 and 13 of the cover pages to this Schedule 13D/A is incorporated by reference. The percentage set forth in row 13 is based on 40,254,890 outstanding shares of Common Stock as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

(b)	The information set forth in rows 7 through 10 of the cover page to this Schedule 13D/A is incorporated by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2022

XONTOGENY, LLC

By:	/s/ Christopher Garabedian
Name: Christopher Garabedian
Title: Chairman and Chief Executive Officer

Schedule A

The following sets forth the name, address, principal occupation, citizenship and beneficial ownership of the shares of Common Stock (to the extent not pursuant to Item 5(a)) of each director, officer, and general partner of the Reporting Persons (to the extent not set forth in Item 2).

Xontogeny, LLC
Name and Citizenship	Position	Principal Business Address	Beneficial Ownership of Shares of Common Stock
Christopher Garabedian	Chairman and Chief Executive Officer	c/o Xontogeny, LLC 240 Newbury Street, Suite 201, Boston MA 02116	None